Exhibit 99.3

May 10, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division
Telephone number:	+81 (0)3 3829 3210

Notice of Changes in Personnel

Pepper Food Service Co., Ltd. (the “Company”) hereby announces the following personnel changes, as resolved at the meeting of its Board of Directors held May 10, 2019.

1. Change in Executive Officer Personnel (as of May 10, 2019)

Name	New title(s)	Previous title(s)
Yasuhiro Tachikawa	Senior Executive Officer, General Manager of Sales Planning Division	Executive Officer, Manager of Store Facilities Department, Development Division

2. Changes in Personnel (as of May 10, 2019)

Name	New title(s)	Previous title(s)
Miyabi Kawai	Manager, Personnel Planning Department, PFS Management Division and Kuni’s Corporation Manager	Section Chief, PFS Purchasing Department and Kuni’s Corporation Section Chief